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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                  McLeod, Inc.
                                  ------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   582266 10 2
                                   -----------
                                 (CUSIP Number)

      Dennis H. Melstad, 666 Grand Avenue, Suite 2600, Des Moines, IA 50303
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 14, 1996
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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                                  SCHEDULE 13D

CUSIP NO. 582266 10 2                           Page   2    of   5   Pages
          -----------                                -----     -----

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MWR Investments Inc.
         --------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                    (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS*

          AF
          --

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

         Not Applicable
         --------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Iowa
         ----


     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7        SOLE VOTING POWER

              1,000,000                 See Item 5
              ---------                 ----------

     8        SHARED VOTING POWER

               0                         See Item 5
               -                         ----------

     9        SOLE DISPOSITIVE POWER

              1,000,000                 See Item 5
              ---------                 ----------

     10       SHARED DISPOSITIVE POWER

              0
              -

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000                 See Item 5
         ---------                 ----------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROM (11) EXCLUDES CERTAIN SHARES*
         [ ]

         Not Applicable
         --------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.9
         ----

14       TYPE OF REPORTING PERSON*

         CO
         --

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer
         -------------------

         This statement relates to the Class A Common Stock, $.01 par value (the "Class A Common Stock"), of McLeod, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 221 Third Avenue SE, Suite 500, Cedar Rapids, Iowa 52401.

Item 2.  Identity and Background
         -----------------------

         (a) - (c) This statement is being filed by MWR Investments Inc., an Iowa corporation ("MWR"), whose principal executive offices are located at 666 Grand Avenue, Suite 2600, Des Moines, Iowa 50303. The principal business of
MWR is to invest in, develop and/or manage investment and financial business ventures.

         (d) - (e) During the last five years, MWR has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         MWR purchased the shares of Class A Common Stock set forth in Item 5 herein with funds provided by its parent, MidAmerican Capital Company, a Delaware corporation, for that specific purpose.

Item 4.  Purpose of Transaction
         ----------------------

         MWR has acquired the Class A Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) MWR beneficially owns a total of 1,000,000 shares of Class A Common Stock, which, together with the shares of Class B Common Stock (as defined hereinbelow) owned by MWR, represents approximately 17.9% of the shares of Class A Common Stock outstanding on June 14, 1996, the date (the "IPO Date") of the initial public offering of the Class A Common Stock by the Company (the "Initial Public Offering") according to the final prospectus issued in conjunction with the Initial Public Offering and adjusted for the underwriting overallotment (assuming all Class B Common Stock shares are converted into Class A Common Stock shares).

         MWR also beneficially owns a total of 7,205,472 shares of the Company's Class B Common Stock, par value $.01 (the "Class B Common Stock"), representing approximately 46.11% of the shares of Class B Common Stock outstanding on the IPO

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Date,  according to the final prospectus  issued in conjunction with the Initial
Public Offering (based solely on Class B Common Stock without giving effect to a conversion into Class A Common Stock). The Class B Common Stock was acquired in April 1995 and June 1995 in connection with a previous transaction between an affiliate of MWR and the Company. Holders of the Class B Common Stock are entitled to attend all meetings of stockholders and, together with other stockholders, to vote on any matter or thing properly considered and acted upon by the stockholders. Holders of Class B Common Stock are entitled to .40 vote per share. The shares of Class B Common Stock may be converted at any time at the option of MWR into fully paid and nonassessable shares of Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock, as adjusted for any stock split.

     (b) The number of shares of Class A Common Stock as to which MWR has

          (i) sole power to vote or direct the vote                   1,000,000

          (ii) shared power to vote or direct the vote                        0

          (iii) sole power to dispose or direct the disposition       1,000,000

          (iv) shared power to dispose or direct the disposition              0

     The number of shares of Class B Common Stock as to which MWR has

          (i) sole power to vote or direct the vote                   7,205,472

          (ii) shared power to vote or direct the vote                        0

          (iii) sole power to dispose or direct the disposition       7,205,472

          (iv) shared power to dispose or direct the disposition              0

     (c) As part of the Initial Public Offering, the shares of Class B Common Stock owned by MWR were split on a 3.75 to one basis. Prior to the IPO Date, MWR owned 1,921,459 shares of Class B Common Stock and after giving effect to the split, as of the IPO Date, MWR owned 7,205,472 shares of Class B Common Stock. Except for the purchase of the Class A Common Stock on the IPO Date and the split of the Class B Common Stock on the IPO Date, MWR has not effected any transaction in either the Class A Common Stock or the Class B Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
Respect to Securities of the Issuer
- -----------------------------------

     MWR, the Company and certain other "investor stockholders" have, with respect to the respective shares of capital stock owned by each such investor stockholder, entered into an investor agreement (the "Investor Agreement"), effective as of June 10, 1996, which provides that MWR (and each other investor stockholder), for so long as MWR (and each such investor stockholder) owns at least 10% of the outstanding capital stock of the Company, shall vote its stock and take all action within its power to (i) establish the size of the Board of Directors of the Company at nine directors, (ii) cause to be elected to the Board of Directors of the Company one director designated by MWR, (iii) cause to be elected to the Board of Directors of the Company such other directors as may be nominated individually by certain investor stockholders and (iv) cause to be elected to the Board of Directors of the Company four independent directors nominated by the Board of Directors of the Company. The Investor Agreement also provides that, for a period ending in March 1999 and subject to certain exceptions, MWR will refrain from acquiring, or agreeing or seeking to acquire, beneficial ownership of any securities issued by the Company. In addition, the Investor Agreement provides that, for a two-year period commencing on the IPO Date, MWR (nor any other investor stockholder) will not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Investor Agreement (previously filed with the Securities and Exchange Commission as Exhibit 4.8 to the Company's Registration Statement on Form S-1, filed on April 2, 1996. Registration No. 333-3112).

Signature
- ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 21, 1996

MWR INVESTMENTS INC.



By:      /s/ Dennis H. Melstad
         ---------------------
         Dennis H. Melstad
         President

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